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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Final Amendment)


                            QUESTRON TECHNOLOGY, INC.
                                (Name of Issuer)

              Series B Convertible Preferred Stock, par value $.10
                         (Title of Class of Securities)

                                    748372307
                                 (CUSIP Number)

                                Serge Benchetrit
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                          New York, New York 10019-6099
                                 (212) 728-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 6, 1998
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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SCHEDULE 13D

CUSIP No. 748372307

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Mr. Jay R. Petschek

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               a[ ]
                                               b[X]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
             OO

5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

               7.      SOLE VOTING POWER

                       0

               8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY           0
 OWNED BY
REPORTING      9.      SOLE DISPOSITIVE POWER
  PERSON
   WITH                0

               10.     SHARED DISPOSITIVE POWER

                       0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                  [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0

14.     TYPE OF REPORTING PERSON*
             IN



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SCHEDULE 13D

CUSIP No. 748372307


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Corsair Management Company, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    a[ ]
                                                    b[X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
               OO

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
              New York

                        7.      SOLE VOTING POWER

                                0

                        8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    0
 OWNED BY
REPORTING               9.      SOLE DISPOSITIVE POWER
  PERSON
   WITH                         0

                        10.     SHARED DISPOSITIVE POWER

                                0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                        [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0

14.     TYPE OF REPORTING PERSON*
             CO





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SCHEDULE 13D

CUSIP No. 748372307

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Corsair Managing Partners

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               a[ ]
                                               b[X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
             OO

5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
             New York

                       7.      SOLE VOTING POWER

                               0

                       8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                   0
 OWNED BY
REPORTING              9.      SOLE DISPOSITIVE POWER
  PERSON
   WITH                        0

                       10.     SHARED DISPOSITIVE POWER

                               0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                  [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0

14.     TYPE OF REPORTING PERSON*
             IN





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Item 1.  Security and Issuer

         This Final Amendment amends the Schedule 13D dated October 1, 1997 (as amended, the "Schedule 13D") filed by the Reporting Persons and relates to shares of Series B Convertible Preferred Stock, par value $.01 per share ("Preferred Stock"), of Questron Technology Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 6400 Congress Avenue, Boca Raton, Florida 33487. Capitalized terms used but not defined herein shall have the meanings given them in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         Item 5(a) of the Schedule 13D is hereby amended to state the following:

         As at the close of business on July 6, 1998, the Reporting Persons beneficially owned no shares of Preferred Stock.

         Item 5(c) of the Schedule 13D is hereby amended to state the following:

         On July 6, 1998, the Preferred Stock was converted into common stock of the Issuer, and the Reporting Persons held no shares of Preferred Stock.

         Item 5(e) of the Schedule 13D is hereby amended to state the following:

         On July 6, 1998, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Preferred Stock.






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                                    SIGNATURE

         After reasonable inquiry and to best knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

July 16, 1998

                                            /s/ Jay R. Petschek
                                            -------------------
                                            Jay R. Petschek



                                            CORSAIR MANAGEMENT COMPANY, INC.


                                            By: /s/ Jay R. Petschek
                                            -----------------------
                                            Name: Jay R. Petschek
                                            Title: President



                                            CORSAIR MANAGING PARTNERS

                                            By: Corsair Management
                                                Company, Inc., a general
                                                partner

                                            By: /s/ Jay R. Petschek
                                            -----------------------
                                            Name: Jay R. Petschek
                                            Title: President









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                                  EXHIBIT INDEX
                                  -------------

Exhibit A:   Joint Filing Agreement, dated July 16, 1998, among the signatories to this Schedule 13D.


























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